Exhibit 99.1

Obsidian Energy Announces Sale of Operated Pembina Assets for $320 Million in Cash, Equity and Assets

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Obsidian Energy to receive $220 million in cash, $85 million in equity and a 34.6 percent interest in the Willesden Green Cardium Unit #2 Field, subject to adjustment in certain circumstances
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Transaction results in significantly reduced debt and enhanced liquidity
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Positions Obsidian Energy to continue growth and delineation of Peace River asset with additional optionality from remaining light oil business

CALGARY, February 19, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that the Company has entered into a definitive asset purchase and sale agreement (the “Agreement”) with Calgary-based InPlay Oil Corp. (“InPlay”) (TSX – IPO).

Under the terms of the Agreement, Obsidian Energy will divest our operated Pembina assets (the “Pembina Assets”) but will retain our non-operated holdings in the Pembina Cardium Unit #11 (“PCU#11”). The Company will receive approximately $320 million from InPlay in three components (collectively, the “Transaction”), subject to closing and other adjustments, as follows:

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$220 million in cash (the “Cash Proceeds”);
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$85 million of InPlay’s common shares, (the “InPlay Shares”1; and, together with the Cash Proceeds, the “Non-Unit Consideration”); and
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InPlay’s 34.6 percent working interest in the Willesden Green Cardium Unit #2 (“WGCU#2”) oil field, bringing Obsidian Energy’s ownership of WGCU#2 to 99.82 percent. The additional interest is estimated by Obsidian Energy to be valued at $15 million.

Cash Proceeds are expected to be used to initially pay down debt, improving Obsidian Energy’s balance sheet and overall liquidity. Pro forma year-end 2024 estimated (“2024E”) net debt would be reduced to approximately $192 million (assuming $220 million of Cash Proceeds) from $412 million (unaudited) (subject to closing and other adjustments and transaction costs), implying our syndicated credit facility (the “Credit Facility”) would be drawn at approximately $5 million post-closing. As part of the Transaction, InPlay will assume all assets and liabilities associated with the Pembina Assets.

“The successful execution of our growth plan to date has put us in a position to rationalize our asset portfolio at a value that we believe to be accretive to our shareholders, while securing increased financial flexibility and meaningfully reducing asset retirement obligations,” said Stephen Loukas, Obsidian Energy’s President and CEO. “Upon Transaction close, we emerge as a significantly more focused company with an ability to accelerate our shareholder value creation strategy. Pro forma, Obsidian Energy will have a production base of over 29,000 boe/d (based on estimated fourth quarter 2024 production) with Peace River now becoming our largest asset, where we will continue to execute on our growth plan and further

1 Under the terms of the Agreement, in certain circumstances InPlay: (i) will be required to decrease the amount of InPlay Shares issued to Obsidian Energy by up to $10 million, in which case the Cash Proceeds would increase by the same amount; and (ii) may be required and/or elect to further decrease the amount of InPlay Shares issued to Obsidian Energy from $75 million to not less than $50 million, in which case the Non-Unit Consideration would be reduced by up to $5 million and the Cash Consideration would be increased up to $250 million.

2 Numbers may not add due to rounding.

grow our Clearwater and Bluesky production. Our Willesden Green and Viking light oil assets will continue to generate stable production and free cash flow to support Peace River’s development while maintaining optionality of growing both assets during periods when commodity prices and returns are conducive to doing so.”

Mr. Loukas continued, “We also expect to secure additional future share price appreciation from our InPlay Share position as the addition of the Pembina Assets is both financially and strategically accretive to InPlay. During the second half of 2025, Obsidian Energy will consider different monetization options for our InPlay Share position in the future with the goal of recycling that capital.”

transaction Highlights

As a result of this transformative divestiture, Obsidian Energy will be well positioned to leverage our strong balance sheet and asset base to further build on our development and exploration/appraisal success at Peace River. Anticipated benefits of the Transaction for the Company include:

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Compelling Economics: Non-Unit Consideration of $305 million for the Pembina Assets plus $15 million in value for the additional WGCU#2 working interest represents an approximate 2.7x 2024E net operating income. In terms of production volume and value, Obsidian Energy:
o
Sells approximately 10,300 boe/d average production (based on 2024E results), implying a production multiple of approximately $31,000 per boe/d.
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Reduces net operating costs by approximately $2.20/boe on a pro forma 2024E basis, improving the Company’s total netback.
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Streamlines Light Oil Assets: Allows the Company to focus our light oil development in Willesden Green, while maintaining our interest in our highly economic PCU#11 non-operated assets. At current commodity prices, these high return, quick payout assets generate meaningful free cash flow to help fund growth at Peace River.
o
Willesden Green: The additional interest in WGCU#2 to 99.82 percent increases our production by approximately 150 net boe/d based on estimated fourth quarter 2024 results. Our net 2P booked locations increase to 30.5 in this underdeveloped portion of Willesden Green where we drilled our successful Open Creek 9-17 Pad Cardium formation wells. This Transaction streamlines the future development of the asset in parallel with the Belly River formation prospects in the area.
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Pembina: Obsidian Energy’s remaining assets in Pembina will consist of our non-operated holdings in PCU#11, which had estimated fourth quarter 2024 average production of approximately 2,500 net boe/d3.
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Viking: Our Viking assets continue to generate free cash flow and provide optionality to economically add light oil production to our production base.
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Increases Focus on Peace River Growth: Post-Transaction, our Peace River assets will account for over 42 percent of total production (estimated, fourth quarter 2024) and 33 percent of our total proved plus probable reserves (December 31, 2024), increasing our weighting towards our high-quality Bluesky and Clearwater heavy oil resource.
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Improves Leverage and Liquidity Position: Cash Proceeds from the Transaction will initially be used to repay bank indebtedness, reducing Obsidian Energy’s outstanding obligations under the Credit Facility in aggregate by $220 million, subject to closing and other adjustments and transaction costs. Obsidian Energy anticipates that leverage and liquidity going forward will also benefit from a reduction in asset retirement obligations.
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Sets Up Credit Facility Plans: Obsidian Energy will complete our semi-annual borrowing base redetermination, anticipating that we will reduce our Credit Facility commitment amount to $245 million (previously $300 million) and extend our revolving and maturity periods by one year to May 31, 2026, and May 31, 2027, respectively, at Transaction close. The Transaction requires approval from our credit facility lenders, which is expected in due course.

3 PCU#11 Q4 2024E: 1,799 bbl/d light oil, 299 bbl/d NGLs and 2,521 mmcf/d natural gas.

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Provides Future Optionality to Realize Value from InPlay Shares: Subject to a six-month hold period4, the Company will evaluate various opportunities in the second half of 2025 to realize additional value for Obsidian Energy’s shareholders.
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Until such time, Obsidian Energy will receive dividend income based on InPlay’s expected policy, estimated at approximately $0.8 million per month.
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As part of the Transaction, Obsidian Energy will be entitled to two nominees on the InPlay Board of Directors at Transaction close and will have customary registration rights.

TRANSACTION DETAILS AND METRICS

Transaction Metrics

Non-Unit Consideration[1]:
Cash Proceeds	$220 million
InPlay Shares – value	$85 million
InPlay Shares – number[2]	54,838,709
WGCU#2 estimated value	$15 million
Average 2024E production[3]	10,300 boe/d
Implied 2024E production multiple[4]	$31,000/ boe/d
2024E Net Operating Income (“NOI”)[5]	$120 million
Implied 2024E NOI multiple[6]	2.7x
(1)
The Non-Unit Consideration assumes that InPlay is not required and/or does not elect to decrease the amount of InPlay Shares issued to Obsidian Energy and increase the amount of Cash Proceeds.
(2)
Number of InPlay Shares is based on a price of $1.55 per share, which is the price per subscription receipt announced in InPlay’s bought deal financing. The total represents approximately 35 percent of the issued and outstanding InPlay Shares pro forma the Transaction and InPlay's bought deal financing (assuming the over-allotment option is not exercised).
(3)
Average 2024E production volumes for the Pembina Assets less volumes received for WGCU#2.
(4)
Implied production multiple ratio calculated using $15 million value for the additional WGCU#2 working interest, the Non-Unit Consideration of $305 million and 2024E average production. The term implied production multiple ratio is a non-GAAP ratio; please refer to the “Non-GAAP and Other Financial Measures” advisory section below for further detail.
(5)
Implied NOI is based on 2024E results and includes the additional interest in WGCU#2. The term NOI is a non-GAAP measure; please refer to the “Non-GAAP and Other Financial Measures” advisory section below for further detail.
(6)
Implied NOI multiple ratio calculated using $15 million for the WGCU#2, the Non-Unit Consideration of $305 million and 2024E NOI. The term implied NOI multiple ratio is a non-GAAP ratio; please refer to the “Non-GAAP and Other Financial Measures” advisory section below for further detail.

The Pembina Assets to be sold to InPlay include 498 net sections of lands in the Pembina area of Central Alberta, including associated facilities and gathering systems. Through the additional interest in the WGCU#2 field, Obsidian Energy gains five net sections of land and 10.5 net booked locations. On a net disposition basis, the Transaction includes:

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Proved developed producing (“PDP”) reserves of 32.5 million boe resulting in a sale price of $9.84/boe;
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Proved (“1P”) reserves of 52.2 million boe resulting in a sale price of $6.13/boe; and
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Proved plus probable (“2P”) reserves of 72.6 million boe resulting in a sale price of $4.41/boe.

4 Hold period may be shortened in certain circumstances.

Pro forma operating and financial details for the Company post-Transaction using 2024 information are found in the table below.

		Obsidian Energy 2024E	Obsidian Energy 2024E Pro Forma
Production[1]	net boe/d	37,474	27,150
Liquids weighting[1]	%	68	69
Total land	net sections	1,817	1,324
NOI[1,2]	$ millions	465	344
Net operating costs[1,2]	$/boe	13.85	11.65
Field netback[1,2]	$/boe	33.91	34.62
Reserves[3]
PDP	MMboe	85.3	52.8
1P	MMboe	151.1	98.9
2P	MMboe	221.2	148.6
NPV10, before tax (1P)	$ billions	2.3	1.6
RLI (1P)	years	10.3	9.2
FDC (2P)	$ billions	1.7	1.1
Booked locations (2P)	net	458	328
Total asset retirement obligation liabilities[4]	$ millions	747	359
Inactive asset retirement obligation liabilities[4]	$ millions	332	145
Tax pools[5]	$ millions	2,438	2,133
(1)
Estimated average production, liquids weighting, NOI, net operating costs and field netback for 2024. Estimated production breakdowns:
a.
2024E: 13,463 bbl/d light oil, 9,016 bbl/d heavy oil, 3,077 bbl/d NGLs and 71.5 mmcf/d natural gas.
b.
2024E pro forma: 7,562 bbl/d light oil, 8,955 bbl/d heavy oil, 2,181 bbl/d NGLs and 50.7 mmcf/d natural gas.
(2)
The terms NOI, net operating costs and field netback are non-GAAP measures; please refer to the “Non-GAAP and Other Financial Measures” advisory section below for further detail.
(3)
All reserves data presented herein in respect of Obsidian Energy and the Pembina Assets derived from the reserve report prepared by Obsidian Energy’s independent reserve engineer effective December 31, 2024 (the “Reserve Report”), which evaluated the oil, natural gas and natural gas liquids reserves attributable to Obsidian Energy and the Pembina Assets, respectively, and the net present value of future net revenue attributable to the reserves of Obsidian Energy and the Pembina Assets.
(4)
Asset retirement obligation liabilities are as at December 31, 2024, and are shown on an undiscounted, uninflated basis.
(5)
Tax pools are as at December 31, 2024, and are unaudited.

As part of the Transaction, Obsidian Energy has agreed to drill four wells on two pads in the Pembina area during the first quarter of 2025 at InPlay’s expense. All rights for the wells and associated infrastructure will be transferred to InPlay upon Transaction close.

The effective date of the Transaction is December 1, 2024, and is expected to close early in the second quarter of 2025, subject to approval by InPlay shareholders, receipt of all necessary regulatory approvals and the satisfaction of other customary closing conditions. InPlay shareholders holding approximately 27 percent of the issued and outstanding InPlay Shares have entered into irrevocable voting support agreements with Obsidian Energy, pursuant to which they have agreed to, among other things, vote in favour of the issuance of the InPlay Shares to Obsidian Energy pursuant to the Transaction. InPlay is financing the Cash Proceeds through a combination of cash on hand, committed debt financing and a bought deal equity offering. A termination fee of up to $11 million will be payable to Obsidian Energy in certain circumstances, including if InPlay shareholders do not approve the Transaction or if InPlay fails to pay the Cash Proceeds.

ADVISORS

RBC Capital Markets is acting as exclusive financial advisor and Burnet, Duckworth & Palmer LLP and Stikeman Elliott LLP are acting as legal counsel to Obsidian Energy on the Transaction.

HEDGING UPDATE

The following contracts were in place in January or are currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price (C$/bbl)
WTI Swaps	January 2025	14,250	$100.46
WTI Swaps	February 2025	13,071	$103.45
WTI Swaps	March 2025	10,750	$106.56
WTI Swaps	April 2025	500	$102.20
WCS Differential	Jan. – March, July – Dec. 2025	6,000	($19.30)
WCS Differential	April – June 2025	8,500	($19.39)
MSW Differential	April – June 2025	1,250	($7.99)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
AECO Swap	January – March 2025	14,929	$3.74
AECO Swap	April – October 2025	11,374	$2.24
AECO Collars	January – March 2025	4,976	$3.43 - $4.11
AECO Collars	April – October 2025	1,896	$2.11 - $2.64

FOURTH QUARTER and FULL YEAR 2024 RESULTS AND First half 2025 GUIDANCE RELEASE

Obsidian Energy intends to release our first half 2025 capital program and guidance with our fourth quarter and full year 2024 financial and operational results before North American markets open on February 25, 2025. In addition, the 2024 management’s discussion and analysis (“MD&A”) and the audited 2024 consolidated financial statements will be available on our website at www.obsidianenergy.com, the SEDAR+ website (www.sedarplus.ca), and the EDGAR website (www.sec.gov) on or about the same date.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation after our year-end 2024 financial information has been released on February 25, 2025, on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

In addition, this news release contains a number of oil and gas metrics, including “field netback”, “NPV10” and "RLI", which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics are commonly used in the oil and gas industry and have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Field netback is net operating income divided by weighted average production on a per boe basis.

NPV10 is the net present value of reserves discounted at 10 percent. This metric does not represent the fair market value of the Company's oil and gas reserves.

RLI is calculated as total Company gross reserves divided by GLJ’s forecasted 2025 production for the associated reserve category. RLIs are not necessarily comparable between different companies as there may be variation in calculation methodology. Management views RLI as a useful measure of longevity and represents the length of time it would take to produce the reserves at the estimated rate of production.

Under NI 51-101, “Standards of Disclosure for Oil and Gas Activities” ("NI 51-101"), 1P reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For 2P reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

DRILLING LOCATIONS

This news release discloses booked 2P drilling locations. Booked locations represent the summation of proved and probable locations, which are derived from the Reserve Report prepared by Obsidian Energy’s independent reserve engineer effective December 31, 2024, which evaluated the oil, natural gas and natural gas liquids reserves attributable to the Transaction’s assets and the net present value of future net revenue attributable to those reserves. There is no certainty that we will drill all of these drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations we drill will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

FUTURE-ORIENTED FINANCIAL INFORMATION

This news release contains future-oriented financial information (“FOFI”) and financial outlook information relating among other things, the Company's 2024E net debt post-Transaction; expectations regarding the Company’s post-Transaction InPlay Share position, including the anticipated dividend payments being received; expectations regarding for the Company's asset retirement obligations; and the anticipated financial metrics of the Transaction and our expectations for the pro forma financial details for the Company post-Transaction, which, which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth under “Forward-Looking Statements”. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such FOFI, or if any of them do so, what benefits the Company will derive therefrom. The Company has included this FOFI in order to provide readers with a more complete perspective on the Company's business following the completion of the Acquisition and such information may not be appropriate for other purposes. This FOFI is prepared as of the date of this news release.

PRELIMINARY FINANCIAL INFORMATION

The Company's expectations for our net operating costs, net debt, net operating income (see "Non-GAAP Financial Measures") and tax pools following the completion of the Transaction are based on, among other things, Obsidian Energy's anticipated financial results for the year ending December 31, 2024. The Company's anticipated financial results are unaudited and preliminary estimates that: (i) represent the most current information available to management as of the date of hereof; (ii) are subject to completion of audit and/or review procedures that could result in significant changes to the estimated amounts; and (iii) do not present all information necessary for an understanding of the Company's financial condition as of, and the Company's results of operations for such periods. The anticipated financial results are subject to the same limitations and risks as discussed under “Forward Looking Statements” below. Accordingly, Obsidian

Energy's anticipated financial results for such periods may change upon the completion and approval of the financial statements for such periods and the changes could be material.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow, some of which may not be prepared using generally accepted accounting principles (“GAAP”). These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company's consolidated financial statements and MD&A as at and for the three and nine months ended September 30, 2024, and as at and for the year ended December 31, 2023, are available on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: net debt, net operating costs and net operating income. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and nine months ended September 30, 2024, and for the year ended December 31, 2023, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures and reconciliations to the measures most directly comparable measure in Obsidian Energy's financial statements. Net operating income is the absolute value of production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs and transportation expenses and is used to determine the profitability of our assets.

Non-GAAP Ratios

The following measures are non-GAAP ratios: net operating costs ($/boe), which uses net operating costs as a component; implied production multiple ($/boe); implied NOI multiple; and field netback ($/boe), which uses net operating income as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three and nine months ended September 30, 2024, and for the year ended December 31, 2023, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios. Implied production multiple ratio is calculated using the consideration in the Transaction, which includes the Non-Unit Consideration and value associated with the additional WGCU#2 working interest, divided by the 2024E weighted average production. The implied production multiple ratio is used to assess the value the Company received in the Transaction. Implied NOI multiple ratio is calculated using the consideration received in the Transaction, which includes the Non-Unit Consideration and value associated with the additional WGCU#2 working interest of $15 million, divided by the 2024E NOI. The Implied NOI multiple ratio is also used as a means to assess the consideration received in the Transaction. Field netback is net operating income divided by weighted average production on a per boe basis and is used to determine our profitability on a per boe basis.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select
Reserves
NPV10	net present value discounted at 10 percent
RLI	reserve life index
FDC	future development capital

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Transaction, including the conditions thereof, the anticipated benefits to be derived therefrom and the anticipated timing thereof; expectations that the Cash Proceeds from the Transaction will be used to initially paydown outstanding debt and the anticipated benefits to be derived therefrom; the Company's 2024E net debt post-Transaction; expectations that the Credit Facility would be drawn at approximately $5 million at closing; our beliefs in regards to the Transaction and the Company post-closing, including production base, growth plan, heavy and light oil assets and optionality in the program; expectations regarding the Company’s post-Transaction InPlay Share position, including anticipated share price appreciation, the Company's monetization options for the InPlay Shares, the Company's goal of recycling such capital into its business and the anticipated dividend payments being received; the Company’s expectations for its Peace River assets post-Transaction; the financial benefits to be derived by the Company from the Transaction, including the anticipated production multiple and the anticipated reduction in net operating costs; the Company's expectations for its post-Transaction assets, including production weighting, growth potential and the expectation that the Company's Willesden Green and Viking light oil assets will continue to develop and generate stable production and free cash flow to fund growth in Peace River; expectations for the Company's asset retirement obligations; expectations regarding the Credit Facility and the Company's semi-annual borrowing base redetermination post-Transaction, including the anticipated reduction of the Credit Facility commitment amount; the expectation that the Company's lenders will consent to the Transaction; the anticipated financial and operating metrics of the Transaction and our expectations for the pro forma operating and financial details for the Company post-Transaction; the Company’s expected drill program as part of the Transaction; the anticipated timing of our updated corporate presentation; our hedges; and our expected announcement date for the first half 2025 capital program and guidance and other year-end documents.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the tariffs that have been publicly announced by the U.S. and Canadian governments (but which are not yet in effect) do not come into effect, but that if such tariffs do come into effect, the potential impact of such tariffs, and that other than the tariffs that have been announced, neither the U.S. nor Canada: (i) increases the rate or scope of such tariffs or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas; and/or (ii)

imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; the ability of InPlay and Obsidian Energy to close the Transaction; in connection with the Transaction, the assumptions set forth above under “Underlying Assumptions”; the receipt of all required regulatory approvals in respect of the Transaction; Obsidian Energy’s view with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than as stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC+, Russia and other nations to agree on and adhere to production quotas from time to time; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of new pandemics or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to comply with applicable terms and conditions under the Company’s debt agreements; the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices; future exchange rates, tariffs and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as extreme cold, wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our Credit Facility; our ability to maintain the existing borrowing base under our Credit Facility if the Transaction is not completed and reduce it if the Transaction is completed; our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserves volumes; our ability to add production and reserves through our development and exploration/appraisal activities; the expectation that InPlay will receive shareholder approval and all other necessary approvals for closing the Transaction; the expectation that the Company will receive the approval of its lenders under the Credit Facility for closing the Transaction; that all conditions of closing the Transaction will be met; that the Transaction will close on the timeline anticipated; and that the Company will achieve all the anticipated benefits of the Transaction.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) negotiations between the U.S. and Canadian governments are not successful and one or both of such governments implements announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian,

U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of royalty reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of transactions, including the Transaction; Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our Credit Facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our Credit Facility is reduced, that the Company is unable to renew or refinance our Credit Facility on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups; the risk that InPlay may not receive shareholder approval and all other necessary approvals for closing the Transaction; the risk that the Company's lenders under the Credit Facility may not consent to the Transaction; the risk that all conditions of closing the Transaction may not be met; the risk that the Transaction may not close when anticipated, or at all; the risk that the Company may not achieve all of the anticipated benefits of the Transaction; the risk that the Company may not grow its Clearwater and Bluesky production as anticipated; the risk that the Company's asset retirement obligations may be greater than anticipated; the risk that the Cash Proceeds from the Transaction may not be used as anticipated; the risk that the Company's 2024E net debt post-Transaction may be greater than anticipated; the risk that the Company's financial and operating results post-Transaction may not be consistent with its expectations;

the risk that the Company may not realize the benefits anticipated from its InPlay Share position post-Transaction; the risk that the results of the Company's semi-annual borrowing base redetermination post-Transaction may not be consistent with its expectations; and the risk that the that the Company may not release its updated corporate presentation, first half 2025 capital program and guidance or other year end documents when anticipated. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com